UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Appointment of New Board Members

On November 28, 2023, NLS Pharmaceutics Ltd., or the Registrant, announced that Mr. Claudio L. A. Bassetti and Ms. Florence Allouche Aknin have been appointed to serve as members of the Registrant’s board of directors, effective January 1, 2024.

On November 28, 2023, the Registrant issued a press release titled: “NLS Pharmaceutics Announces Election of Additional Board Members.” A copy of this press release is furnished herewith as Exhibit 99.1.

Auditor Communication

On November 10, 2023, the Registrant originally received a letter, or the Original Letter, from its independent auditor, PricewaterhouseCoopers AG, or the Auditor. The Original Letter, which was issued pursuant to Art. 725 and Art. 725b par. 1 of the Swiss Code of Obligations, requested that the Registrant provide a balance sheet at going concern and liquidation values as of October 31, 2023, to assess whether the Registrant’s equity shows an excess of liabilities over assets, with such balance sheet required to be provided no later than November 20, 2023. The Registrant subsequently provided the requested financial information to the Auditor.

On December 4, 2023, the Registrant received a subsequent letter, or the Second Letter, from its Auditor advising the Registrant that it reviewed the requested financial information and has determined that for the time being, the Auditor concluded that the Board of Directors has taken the required actions as outlined in the Original Letter.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Announces Election of Additional Board Members.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 4, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer